UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

White River Energy Corp

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

34963A 101

(CUSIP Number)

Randy May

609 W/ Dickson St., Suite 102 G

Fayetteville, AR 72701

(800) 203-5610

May Family Foundation

609 W/ Dickson St., Suite 102 G

Fayetteville, AR 72701

Elizabeth Boyce

609 W/ Dickson St., Suite 102 G

Fayetteville, AR 72701

December 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34963A101	13D/A	Page 2 of 7

1.	Names of Reporting Persons Randy S. May
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 500,000 (1)
	8.	Shared Voting Power 1,587,063 (2)
	9.	Sole Dispositive Power 500,000 (1)
	10.	Shared Dispositive Power 1,587,063 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,087,063 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6% (3)
14.	Type of Reporting Person IN

(1)	Consists of 500,000 shares of Common Stock.
(2)	Consists of shares of Common Stock held by The May Family Foundation (the “Foundation”), which Mr. May may be deemed to beneficially own as his niece is a control person of that entity. Mr. May disclaims beneficial ownership of the securities held by the Foundation and has no pecuniary interest in such shares.
(3)	See Item 5 below.

CUSIP No. 34963A101	13D/A	Page 3 of 7

1.	Names of Reporting Persons The May Family Foundation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Arkansas
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,587,063 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,587,063 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,587,063 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5% (2)
14.	Type of Reporting Person OO

(1)	Consists of shares of Common Stock held by the Foundation. Ms. Elizabeth Boyce, director of the Foundation, holds voting and dispositive power over these shares.

(2)	See Item 5 below.

CUSIP No. 34963A101	13D/A	Page 4 of 7

1.	Names of Reporting Persons Elizabeth Boyce
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 1,587,063
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 1,587,063
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,587,063 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5% (2)
14.	Type of Reporting Person IN

(1)	Consists of shares of Common Stock held by the Foundation, a charitable organization controlled by Ms. Boyce. Ms. Boyce has no pecuniary interest in the securities held by the Foundation.

(2)	See Item 5 below.

CUSIP No. 34963A101	13D/A	Page 5 of 7

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of White River Energy Corp, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 609 W/ Dickson St., Suite 102 G, Fayetteville, AR 72701.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed on behalf of Randy S. May, Ms. Elizabeth Boyce, and The May Family Foundation (the “Foundation,” and together with Mr. May and Ms. Boyce, the “Filing Persons”).

(b) The principal business address of the Filing Persons is c/o White River Energy Corp, 609 W/ Dickson St., Suite 102 G, Fayetteville, AR 72701.

(c) Mr. May’s principal occupation is serving as Chief Executive Officer and Chairman of the Board of Directors of the Issuer. Ms. Boyce serves as a director for the Foundation.

(d) During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons (or their directors, officers, or controllers, if applicable) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. May and Ms. Boyce are citizens of the United States of America. The Foundation was organized in the state of Arkansas.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 29, 2021, the Foundation received 1,587,063 shares of the Issuer’s Common Stock as charitable donations from various entities including an entity controlled by Mr. May.

Mr. May received 500,000 shares of Common Stock on November 30, 2023 upon vesting of RSUs granted to him as compensation for his services as an officer of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in Item 3 above is incorporated herein by reference.

CUSIP No. 34963A101	13D/A	Page 6 of 7

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

Aggregate Number and Percentage of Class of Securities

The beneficial ownership percentages disclosed below are based on 45,586,004 shares of Common Stock outstanding as of December 31, 2023, according to information provided by the issuer and its transfer agent. Ms. Boyce is a director of the Foundation and Mr. May’s niece. As such, Ms. Boyce and Mr. May may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 1,587,063 shares of the Issuer’s Common Stock held by the Foundation, although neither individual has a pecuniary interest in such shares. To the extent Ms. Boyce and Mr. May are deemed to beneficially own such shares, Ms. Boyce and Mr. May disclaim beneficial ownership of these securities for all other purposes. In addition, Mr. May, beneficially owns in his individual capacity 500,000 shares of Common Stock.

(b)	Except for the 500,000 shares of Common Stock beneficially owned by Mr. May in his individual capacity, the Foundation has voting and dispositive power over the Issuer’s securities as described above in Item 5(a).

(c)	No reportable transactions occurred during the past 60 days prior to the date hereof.

(d)	To the best knowledge of each of the Filing Persons, no person, other than the Filing Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities of the Issuer beneficially owned by the Filing Persons.

(e)	As of December 31, 2023, the Filing Persons have ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of the Filing Persons, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Exhibit Description
99.1	Joint Filing Agreement, dated as of February 14, 2024 (1)

(1) Filed herewith.

CUSIP No. 34963A101	13D/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024	/s/ Randy S. May
Date	Randy S. May

The May Family Foundation

February 14, 2024	By:	/s/ Elizabeth Boyce
Date		Elizabeth Boyce, Director

February 14, 2024	/s/ Elizabeth Boyce
Date	Elizabeth Boyce

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.